FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
     N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ William Weili Dai
Name:	William Weili Dai
Title:	Chief Financial Officer

Date: December 1, 2009

Exhibit 99.1
China Nepstar Chain Drugstore Reports 92.1% Year-on-Year Increase in Operating Income for Third
Quarter 2009
- Same Store Sales Increased 3.8%, Gross Margin of 49.6%, Continued Strong Free Cash Flow
Generation -
Shenzhen, China, December 1, 2009 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the third quarter ended September 30, 2009.
Financial Highlights
In January 2009, Nepstar terminated a voting rights assignment agreement, which assigned 30% of the total voting rights of Yunnan JianZhiJia Chain Drugstore Co. Ltd. (“JZJ”) to Nepstar. As of December 31, 2008, JZJ had 355 drugstore outlets, all located in the Yunnan province. As a result, Nepstar no longer consolidated JZJ’s financials beginning in the first quarter of 2009, and the financial results of JZJ were accounted for under the equity method.
To facilitate comparability of figures between periods presented, pro forma financial information is presented to show the accounting impact of the termination of the voting rights assignment agreement as if that had been taken place in the beginning of the relevant period.
For the quarter ended September 30, 2009:
•	Revenue increased 8.0% to RMB556 million (US$81 million) compared to RMB515 million in the third quarter of 2008 on a pro forma basis

•	Operating income rose 92.1% to RMB34 million (US$5 million) compared to RMB18 million in the third quarter of 2008 on a pro forma basis

•	Net income was RMB37 million (US$5 million)

•	Net cash flow from operations was RMB93 million (US$14 million)
“Our continuous efforts to improve store merchandise offerings and grow foot traffic have started to show encouraging results,” commented Mr. Ian Wade, Chief Executive Officer of Nepstar. “As the Chinese economy continues to recover, we are encouraged by rising consumer spending in the healthcare sector. The value of our combination of quality products, reliable service and maximum convenience is becoming more and more recognized by community residents.”

Third Quarter Results
During the third quarter of 2009, the Company opened 47 new stores and closed 22 stores. As of September 30, 2009, Nepstar had a total of 2,337 stores in operation.
Revenue for the third quarter of 2009 was RMB556 million (US$81 million), compared to RMB613 million for the same period in 2008, and RMB515 million for same period in 2008 on a pro forma basis.
For the third quarter of 2009 revenue contribution from prescription drugs was 22.0%, over-the-counter (“OTC”) drugs was 36.7%, nutritional supplements was 21.6%, traditional Chinese herbal products was 3.4% and other products was 16.3%.
Same store sales (for the 1,589 stores opened before December 31, 2007) for the third quarter of 2009 increased by 3.8% from the same period in 2008. The increase was mainly due to streamlining of operations and further optimization of product mix and recovery of the overall Chinese economy.
Nepstar’s portfolio of private label products included 1,499 products as of September 30, 2009. Sales of private label products represented approximately 30.1% of revenue and 44.4% of gross profit for the third quarter of 2009.
For the third quarter of 2009, gross profit was RMB276 million (US$40 million), compared to RMB298 million for the same period in 2008 and RMB267 million for the same period in 2008 on a pro forma basis. Gross margin for the third quarter of 2009 was 49.6% compared to 48.6% for the same period in 2008 and 51.8% for the same period in 2008 on a pro forma basis. The decrease in gross margin for the third quarter of 2009 compared with the same period in 2008 on a pro forma basis was mainly due to expansion of the breadth of product offerings and price ranges to maintain competitiveness and address evolving consumer consumption patterns.
Sales, marketing and other operating expenses as a percentage of revenue for the third quarter of 2009 decreased to 38.4% compared to 41.1% for the same period in 2008 and 43.4% for the same period in 2008 on a pro forma basis. This decrease was primarily due to implementation of effective cost control measures, which resulted in a reduction in headcount and a reduction in rental expenses. The decrease was also due to the closing of non-performing stores.
General and administrative expenses as a percentage of revenue for the third quarter of 2009 were 5.1% compared to 4.4% for the same period in 2008 and 5.0% for the same period in 2008 on a pro forma basis. This increase compared to the same period in 2008 on a pro forma basis was primarily due to increased labor costs associated with the recruitment of additional middle and senior management.
As a result of previously mentioned factors, operating income for the third quarter of 2009 increased to RMB34 million (US$5 million) compared to RMB19 million for the same period in 2008 and RMB18 million for the same period in 2008 on a pro forma basis. Operating margin improved to 6.1% for the third quarter of 2009, from 3.4% for the third quarter of 2008 on pro forma basis, and subsequently improved from 4.1% for the second quarter of 2009.
Interest income for the third quarter of 2009 was RMB17 million (US$2 million) compared to RMB30 million for the same period in 2008 on a pro forma basis. The decrease in interest income was primarily due to (i) the maturity of a majority of the held-to-maturity investment securities of which the proceeds were placed in bank deposits; (ii) a general decrease of interest rates for bank deposits; and (iii) lower cash balances as a result of the dividend payment of approximately RMB248 million in May 2009.
Nepstar’s effective tax rate was 28.4% for third quarter of 2009, compared to 26.7% for the same period in 2008 on pro forma basis. The increase in effective tax rate was primarily due to relatively higher portion of Nepstar’s taxable profits being generated by subsidiaries subject to the PRC statutory tax rate, rather than the preferential rate.
Net income for the third quarter of 2009 was RMB37 million (US$5 million), which represented RMB0.18 (US$0.03) basic and diluted earnings per ordinary share and RMB0.35 (US$0.05) basic and diluted earnings per American depositary share (“ADS”). This compares to net income of RMB36 million, which represented RMB0.17 basic and RMB0.16 diluted earnings per ordinary share and RMB0.34 basic and RMB0.32 diluted earnings per ADS for the same period in 2008. The total number of outstanding ordinary shares of the Company as of September 30, 2009 was 210 million. The weighted average number of ADSs for the third quarter of 2009 was 105 million. Each ADS represents two ordinary shares of the Company.
As of September 30, 2009, Nepstar’s total cash, cash equivalents and current bank deposits were RMB1,807 million (US$265 million), long term bank deposits were RMB200 million (US$29 million), held-to-maturity investment securities were RMB400 million (US$59 million) and total shareholders’ equity was RMB1,735 million (US$254 million).
Mr. William Dai, the Chief Financial Officer of Nepstar, stated, “We continue to exercise financial discipline on cost control and cash flow management. Our ability to consistently generate strong free cash flow demonstrates that our financial health strengthened throughout the economic recovery, and paves the way for the further expansion of our store network in 2010.”
On August 24, 2009, Nepstar declared a special dividend of US$1.50 per ADS, or approximately US$156 million. Around December 1st, 2009, the special cash dividend was paid out to shareholders of record as of the close of business on September 25, 2009.
Latest Developments and Business Outlook
In July 2009, Nepstar entered into a definitive agreement with Beijing Ze Run Tang Drugstore, to acquire its five drugstores in Beijing. This acquisition represents Nepstar’s first retail presence in Beijing. The five stores have an average store size of 170 square meters, and are located in densely populated residential areas in Beijing. The acquisition was completed and the stores have been transferred to Nepstar by end of November and are serviced by the Company’s regional logistics center in Tianjin, where Nepstar has over 100 stores.
In October 2009, Nepstar entered into a definitive agreement with Wenzhou Ren Ren Hao Chain Drugstore Ltd. (“Ren Ren Hao”) to acquire the operations of all of its eight drugstores in Wenzhou City. This acquisition represents China Nepstar’s first retail presence in Wenzhou, one of the most affluent markets in Zhejiang province in terms of consumption power. The eight Ren Ren Hao drugstores have an average store size of 250 square meters and are located in the city center or in prime locations in nearby major townships. The transaction is expected to be completed by the end of 2009.

In November 2009, Nepstar entered into a strategic cooperation agreement with ATMU (China) Technology Co., Ltd., a subsidiary of ATMU Inc., one of the largest ATM operators in China, to install ATMs in Nepstar stores. This cooperation is not only designed to provide convenience to customers and generate rental revenue for Nepstar, but will also help increase store traffic and accelerate the development of electronic payment services at Nepstar stores. ATMU plans to complete the initial 1,000 ATM installations in Nepstar’s existing stores by end of 2010.
Mr. Wade commented, “Our strategy to increase overall revenues includes opening additional stores in selective areas of China, where economic trends are more favorable; establishing presence in lucrative markets through acquisitions; improving product mix; and increasing marketing and co-marketing programs to grow foot traffic. We are delighted to see our efforts to strengthen our product selection and broaden our price range result in positive same store sales growth and increased store traffic, which has continued into October and November.”
Mr. Wade continued, “In general, we remain cautiously optimistic about the economic recovery and are pleased to see some positive elements coming together. The Chinese government’s implementation of the Essential Drug List has had an adverse effect on many smaller drugstore chains. However, we at Nepstar view healthcare reform as a strategic opportunity to leverage our large retail network. We are also more optimistic on the outlook for acquisitions, as we expect more smaller-sized competitors may look to exit the sector due to increasing margin erosion on Essential Drug List products which may lead to their worsened financial conditions.”
Conference Call Information
The Company will host a conference call, to be simultaneously Web cast, on Tuesday, December 1, 2009 at 8:30 a.m. Eastern Standard Time / 9:30 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn.
A replay of the call will be available through December 11, 2009 at 11:59 p.m. Eastern Standard Time or December 12, 2009 at 12:59 p.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or + 1-201-612-7415 (International) and entering account number 286 and conference ID number 337391.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of September 30, 2009, the Company had 2,337 stores across 67 cities, one headquarter distribution center and 12 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.8262 on September 30, 2009 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2009, or at any other certain date. The percentages stated are calculated based on RMB.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dixon.chen@us.grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@us.grayling.com
Tables follow

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands – except share and per-share data)

	Three-month period ended
	September 30,
	2008	2009	2009
	RMB	RMB	USD
Revenue	612,981	556,179	81,477
Cost of goods sold	(315,191)	(280,240)	(41,053)

Gross profit	297,790	275,939	40,424

Sales, marketing and other operating expenses	(251,758)	(213,642)	(31,297)
General and administrative expenses	(26,779)	(28,231)	(4,137)

Income from operations	19,253	34,066	4,990

Interest Income	30,149	16,672	2,443
Dividend income from cost method investments	150	—	—
Equity in income of an affiliate	—	789	116

Earnings before income tax expense	49,552	51,527	7,549

Income tax expense	(13,394)	(14,637)	(2,145)

Net Income	36,158	36,890	5,404

Net Income attributable to non-controlling interests	(505)	—	—

Net income attributable to China Nepstar Chain Drugstore Ltd. shareholders	35,653	36,890	5,404

Basic earnings per ordinary share	0.17	0.18	0.03
Diluted earnings per ordinary share	0.16	0.18	0.03
Diluted earnings per ADS	0.32	0.35	0.05

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of	As of
	December 31,	September 30,
	2008	2009
	RMB	RMB	USD
ASSETS
Current assets
Cash, cash equivalents and other bank deposits	1,197,884	1,806,693	264,670
Held-to-maturity investment securities	641,000	400,000	58,598
Accounts receivable, net of allowance for doubtful accounts	88,136	65,849	9,647
Prepayments for purchase of merchandise paid to related parties	70,306	45,728	6,699
Amounts due from related parties	7,244	8,162	1,196
Prepaid expenses, deposits and other current assets	178,354	128,384	18,808
Inventories	373,689	301,131	44,113
Deferred income taxes	15,863	7,540	1,104

Total current assets	2,572,476	2,763,487	404,835

Non-current assets
Long-term bank deposits	200,000	200,000	29,299
Held-to-maturity investment securities	400,000	—	—
Property and equipment, net	240,396	198,721	29,112
Deposits for purchases of properties paid to related parties	2,100	—	—
Rental deposits	28,873	35,996	5,273
Cost method equity investments	12,638	12,638	1,851
Equity method investments	—	18,005	2,638
Intangible assets, net	2,390	1,134	166

	As of	As of
	December 31,	September 30,
	2008	2009
	RMB	RMB	USD
Goodwill	35,177	36,603	5,362
Deferred income taxes	4,723	4,211	617
Other non-current assets		10,816	1,585

Total non-current asset	926,297	518,124	75,903

Total Assets	3,498,773	3,281,611	480,738

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	267,250	273,506	40,067
Amounts due to related parties	64,200	12,523	1,835
Accrued expenses and other payables	123,905	126,209	18,489
Income tax payable	35,344	31,364	4,594
Dividend payable	—	1,072,834	157,164

Total current liabilities	490,699	1,516,436	222,149

Non-current liabilities
Deferred income	14,992	19,568	2,867
Deferred income taxes	10,443	11,047	1,618

Total non-current liabilities	25,435	30,615	4,485

Total liabilities	516,134	1,547,051	226,634

Shareholders’ equity
Share capital	165	166	24
Additional paid-in capital	2,823,668	1,603,563	234,913
Accumulated other comprehensive loss	(38,009)	(36,928)	(5,409)
Retained earnings	173,650	167,759	24,576

Total China Nepstar Chain Drugstore Ltd. shareholders’ equity	2,959,474	1,734,560	254,104
Non-controlling interests	23,165	—	—

	As of	As of
	December 31,	September 30,
	2008	2009
	RMB	RMB	USD
Total shareholders’ equity	2,982,639	1,734,560	254,104

Total liabilities and shareholders’ equity	3,498,773	3,281,611	480,738

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Unaudited Condensed Consolidated Cash Flows Information
(amounts in thousands)

	Three-month period ended
	September 30,
	2008	2009
	RMB	RMB	USD
Cash flows provided by operating activities	59,160	93,375	13,679
Cash flows provided by investing activities	11,373	606,769	88,888
Cash flows (used in)/provided by financing activities	(72,161)	8,135	1,192

China Nepstar Chain Drugstore Ltd.
Key Financials Presented with Pro forma Comparisons
(amounts in thousands — except ratios)

	Three-month ended
	September 30,
	Pro Forma 2008	2009
	RMB	RMB
Revenue	514,817	556,179
Gross profit	266,860	275,939
Gross Margin	51.8%	49.6%
Income from operations	17,732	34,066
Operating Margin	3.4%	6.1%
Net income attributable to ordinary shareholders	35,653	36,890
Net Margin	6.9%	6.6%

	Pro Forma
	As of December 31 2008	As of September 30 2009
	RMB	RMB
Cash, cash equivalents and other bank deposits	1,190,873	1,806,693
Total held-to-maturity investment securities	1,041,000	400,000
Long-term bank deposits	200,000	200,000
Total assets	3,383,238	3,281,611
Total liabilities	423,764	1,547,051
Total shareholders’ equity	2,959,474	1,734,560
Pro forma financial information is presented to show the accounting impact of the termination of the JZJ voting rights agreement as if that had taken place in the beginning of the relevant period.